Exhibit 99.1

Spreadtrum Low-Cost Smartphone with HTML5 Operating System
Demonstrated at Mobile Asia Congress 2012

Mozilla showcases Spreadtrum smartphone running Firefox OS, highlighting potential of HTML5 on low-cost smartphones

SHANGHAI, CHINA – July 16, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Spreadtrum’s SC8810 smartphone platform was selected by Mozilla to showcase its HTML5 operating system, Firefox OS, running on low-cost smartphone devices. Mozilla demonstrated the handset, based on Spreadtrum’s 1GHz SC8810 smartphone chip and running Mozilla’s Firefox OS, at its booth during Mobile Asia Congress 2012 held last month in Shanghai, China.

Firefox OS for mobile devices is built on Mozilla’s “Boot to Gecko project” which allows HTML5 applications to access the underlying capabilities of a phone, previously only available to native applications. “Firefox OS is another major step at Mozilla to bring its core values -- openness, innovation and opportunity on the web -- to users and developers on smartphone platforms,” said Dr. Li Gong, CEO of Mozilla Online Ltd and Mozilla Taiwan. “Our collaboration with Spreadtrum will help enable the power of this truly-open operating system to reach the billions of consumers in emerging markets who will be coming online as first-time smartphone users as well as existing smartphone users who are looking for greater value at lower cost.”

“We have been closely tracking the progress of the “Boot to Gecko project” since its inception and are very excited about Firefox OS as a concrete realization,” said Mr. Yi Kang, vice president of marketing at Spreadtrum Communications. “This type of solution has generated a lot of interest from operators, as the open-source HTML5 platform can provide them with complete control over the handset experience. We expect that the appeal of this platform to our customers will grow as the HTML5 application ecosystem expands.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Exhibit 99.1

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that Mozilla’s collaboration with Spreadtrum will enable Firefox OS to reach billions of consumers in emerging markets; and the expectation that the appeal of HTML5 platform to Spreadtrum’s customers will grow. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for low-cost smartphones; the state of and any change in the Company's relationship with Mozilla; and changes in political, economic, legal and social conditions in China and emerging markets around the world. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148